October 11, 2018

Leandro Garcia
Vice President and Chief Financial Officer
BUENAVENTURA MINING CO INC
Las Begonias 415 Floor 19
San Isidro, Lima 27, Peru

       Re: BUENAVENTURA MINING CO INC
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 30, 2018
           File No. 001-14370

Dear Mr. Garcia:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

B. Business Overview

Exploration Projects in Non-Operating Areas, page 24

1. We note your disclosure of resources for your Trapiche exploration stage property. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (5) of the Instructions to
Item 102 of
      Regulation S-K. Please revise to remove your resources.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Leandro Garcia
BUENAVENTURA MINING CO INC
October 11, 2018
Page 2



       You may contact John Coleman at 202-551-3610 or Pam Howell at 202-551-3357 if you
have questions regarding the engineering comments.



                                                       Sincerely,
FirstName LastNameLeandro Garcia
                                                       Division of Corporation
Finance
Comapany NameBUENAVENTURA MINING CO INC
                                                       Office of Beverages,
Apparel and
October 11, 2018 Page 2                                Mining
FirstName LastName